UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.
Laval, Québec, Canada
H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

TABLE OF CONTENTS

Exhibits	Description

99.1	Interim Financial Statements for Third Quarter Ended September 30, 2008

99.2	MD&A for Third Quarter Ended September 30, 2008

99.3	Interim CEO Certification

99.4	Interim CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 14, 2008	By:	/s/ Frédéric Despars
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary